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FOR IMMEDIATE RELEASE               Contact: Kent A. McKee
April 22, 1994                      (316) 636-6300



MUELLER INDUSTRIES, INC. ANNOUNCES
FIRST QUARTER RESULTS


Wichita, KS - Mueller Industries, Inc. (NYSE MLI) today reported net income of $5.6 million, or $.54 per share, on net sales of $120.8 million for the fiscal quarter ended March 26, 1994. This compares with a net income of $4.2 million, or $.41 cents per share, on net sales of $131.0 million for the first quarter of 1993. Average shares outstanding totaled 10,437,000 in 1994 and 10,372,000 in 1993.

Harvey L. Karp, Chairman stated, "We are gratified that the earnings increase was achieved despite harsh weather conditions which prevailed during most of the first quarter this year. However, productivity increases, yield improvements and cost reductions contributed to improved profit margins."

Mr Karp also stated that "Mueller's sales dollars are significantly affected by the price of copper, our principal raw material. Average copper prices were fourteen percent lower in the first quarter of 1994 compared to the same period of 1993."

Mueller Industries, Inc. is a leading and diversified fabricator whose products include copper tube and fittings; brass and copper alloy rods, bars and shapes; brass and bronze forgings; aluminum and copper impact extrusions; plastic fittings and valves; and refrigeration valves, driers and flare fittings. The Company also owns a short line railroad in Utah and natural resource properties in the Western United States, Alaska and Canada.





















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
MUELLER INDUSTRIES, INC.
CONDENSED CONSOLIDATED STATEMENTS OF INCOME
(Unaudited)
(In thousands, except per share data)
                                               For the Quarter Ended
                                         March 26, 1994         March 27, 1993
Net sales                                $   120,812             $   131,037
Costs and expenses                           110,861                 123,189
                                             -------                 -------
Operating income                               9,951                   7,848
Non operating expense, net                       992                     863
                                             -------                 -------
Income before taxes                            8,959                   6,985
Income tax expense                             3,322                   2,772
                                             -------                 -------
Net income                               $     5,637             $     4,213
                                             =======                 =======
Earnings per common and common
   equivalent share:
        Primary                          $      0.54             $      0.41
                                             =======                 =======
        Fully diluted                    $      0.54             $      0.41
                                             =======                 =======
































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
MUELLER INDUSTRIES, INC.
CONDENSED CONSOLIDATED BALANCE SHEETS
(Unaudited)
(In thousands, except per share data)
                                       March 26, 1994      December 25, 1993
ASSETS
Cash and cash equivalents                $    79,360             $    77,336
Accounts receivable, net                      62,404                  59,197
Inventories                                   54,376                  53,118
Other current assets                           5,549                   4,760
                                             -------                 -------

    Total current assets                     201,689                 194,411

Property, plant and equipment, net           156,388                 154,403
Other assets                                  35,015                  20,929
                                             -------                 -------


                                         $   393,092             $   369,743
                                             =======                 =======



LIABILITIES AND STOCKHOLDERS' EQUITY
Current portion of long-term debt        $    11,352             $     8,391
Accounts payable                              16,245                  15,637
Other current liabilities                     26,968                  26,878
                                             -------                 -------

    Total current liabilities                 54,565                  50,906

Long-term debt                                69,654                  54,320
Other noncurrent liabilities                  41,500                  42,403
                                             -------                 -------


    Total liabilities                        165,719                 147,629

Stockholders' equity                         227,373                 222,114
                                             -------                 -------


                                         $   393,092             $   369,743
                                             =======                 =======


Book value per  share                    $     23.69             $     23.18
                                             =======                 =======





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